BC FORM 51-102F3

MATERIAL CHANGE REPORT

1.              Name and Address of Company

The full name and address of the principal office in Canada of the Company is:

Veris Gold Corp.
900 – 688 West Hastings Street
Vancouver, B.C. V6B 1P1

2.              Date of Material Change

The date of the material change is June 18, 2013

3.              News Release:

The date and method(s) of dissemination of the News Release issued under section 7.1 of National Instrument 51-102 is/are as follows:

Date of Issuance:	June 18, 2013

The news release was disseminated via SEDAR to the securities commissions in British Columbia, Alberta and Ontario, to the Toronto Stock Exchange and via wire by CNW.

4.              Summary of Material Change

Veris Gold Corp. (the “Company”) announces election of nine member board at Annual General Meeting.

5.              Full Description of Material Change

The Company announces that shareholders approved all resolutions brought before them at the Company’s Annual General Meeting (the “AGM”) held in Vancouver, British Columbia on June 18, 2013.

Election of Directors
Each of the nominees for director of the Company as listed in the Company's 2013 Management Information Circular (available under the Company's profile on SEDAR and on the company's website here: http://www.verisgold.com/s/2013ProxyMaterials.asp) was elected at the AGM. The results of the vote are as follows:

Proposed Director	Vote type	Voted	Voted (%)
Robert F. Baldock	For Withheld Non Votes	56,799,667 5,784,390 10,357,794	90.76 9.24
R. Llee Chapman	For Withheld Non Votes	58,943,518 3,640,539 10,357,794	94.18 5.82

Proposed Director	Vote type	Voted	Voted (%)
Jean Edgar de Trentinian	For Withheld Non Votes	59,968,270 2,615,787 10,357,794	95.82 4.18
Graham C. Dickson	For Withheld Non Votes	58,927,215 3,656,842 10,357,794	94.16 5.84
Barry A. Goodfield	For Withheld Non Votes	60,931,064 1,652,993 10,357,794	97.36 2.64
Francois Marland	For Withheld Non Votes	59,961,667 2,622,390 10,357,794	95.18 4.19
Gerald Ruth	For Withheld Non Votes	56,382,639 6,201,418 10,357,794	90.09 9.91
Jay Schnyder	For Withheld Non Votes	60,636,312 1,947,745 10,357,794	96.89 3.11
Simon Solomonidis	For Withheld Non Votes	56,440,589 6,143,468 10,357,794	90.18 9.82

Detailed voting results for all matters considered at the meeting are available on SEDAR at www.sedar.com.

6.              Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.              Omitted Information

No significant facts remain confidential and no information has been omitted in this report.

8.              Executive Officer

The name and business telephone number of an executive officer of the Company who is knowledgeable about the material change and the Report or an officer through whom such executive officer may be contacted is as follows:

Name:	Shaun Heinrichs, CFO
Bus. Tel:	(604) 688-9427

9.              Date of Report

Dated at Vancouver, BC this 19th day of June, 2013.

/s/ Shaun Heinrichs
Shaun Heinrichs, CFO